EXHIBIT D-1

RECENT DEVELOPMENTS

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2008 on Form 18-K filed with the SEC on September 30, 2009, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2008, as amended from time to time, the information in this section supersedes and replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2008.

GENERAL

Turkey’s economy has been impacted by the current global financial crisis. Partly as a consequence of that crisis, Turkey’s GDP in each of the first three quarters of 2009 has declined compared to the immediately prior quarter and its central government budget deficit for 2009 is expected by the Republic to be 6.6% of its GDP compared to 1.8% for 2008. See “Recent Developments — Key Economic Indicators” in this prospectus supplement.

In order to conduct negotiations on a possible new Stand-By Arrangement between the Republic and the International Monetary Fund (the “IMF”), an IMF mission visited the Republic from January 8-26, 2009. Since then, the discussions between the IMF and the Republic have been continuing with a view to reaching an agreement on a new IMF-supported program.

The Undersecretariat of the Turkish Treasury together with the World Bank launched the Country Partnership Strategy (“CPS”) of Turkey on February 28, 2008. The CPS covers the period between 2008 and 2011 and is designed to provide Turkey with financial and technical support. The CPS package, which envisages total financial support of $7.7 billion, consists of both investment and program loans. On June 19, 2008, it was announced that the Executive Board of the World Bank approved the Programmatic Public Sector Development Policy Loan-II (“PPDPL-II”) with a total funding of €255.4 million (approximately $400 million) under the CPS. On December 16, 2008, it was announced that the Executive Board of the World Bank approved the Competitiveness and Employment Developments Policy Loan-II (“CEDPL-II”) with a total funding of €342.8 million (approximately $500 million) under the CPS. On May 28, 2009, the Executive Board of the World Bank approved financing of $500 million from the International Bank for Reconstruction and Development for Turkey’s Private Sector Renewable Energy and Energy Efficiency Project along with a $100 million financing program from the Clean Technology Fund for the same project. On June 11, 2009, the Executive Board of the World Bank approved the Programmatic Electricity Sector Development Policy Loan-I with a total funding of €548.4 million (approximately $800 million). Under the current CPS program a total of approximately $3.5 billion worth of agreements have already been signed. The Republic has also signed a total of €1.6 billion worth of various financing agreements with the European Investment Bank in 2009.

The government has launched a “national unity and brotherhood project”, publicly known as the “democratic initiative” in order to promote higher democratic standards in Turkey. On November 13, 2009, the government announced these measures including, among others, removing a prohibition on the use of languages other than Turkish in “social and religious” services, allowing political campaigns in languages other than Turkish, restoring former Kurdish names of settlements and geographical places. Moreover, as part of the democratization process, independent bodies related to human rights, the prevention of torture and monitoring complaints regarding security forces will be established to promote and ensure human rights.

On September 17, 2009, Standard & Poor’s revised the outlook for the Republic’s BB- foreign currency rating from negative to stable and on September 18, 2009, Moody’s revised the outlook for the Republic’s Ba3 foreign currency rating from stable to positive. On December 3, 2009, Fitch Ratings changed the Republic’s BB- foreign currency rating to BB+ with a stable outlook.

The Turkish social security system has recorded an increasing deficit in recent years. The Social Security Institutions (“SSIs”) deficit was 2.72% of GDP in 2008, which apart from 2006, is the lowest deficit in the last five years. SSIs realized a deficit of 2.85% of GDP in 2004, 2.88% of GDP in 2005, 2.46% of GDP in 2006 and 2.92% of

GDP in 2007. The low premium collection rates and the increasing rate of health and insurance expenditures are the main factors for the deficit of the social security system.

On December 27, 2008, the Assembly approved the Central Government Budget Law for 2009 (Law No. 5828). According to Law No. 5828, total central government budget expenditure target is TL259.2 billion and total central government budget revenue target is TL248.76 billion for year 2009. The total central government budget deficit for year 2009 is envisaged to be approximately TL10.4 billion, as compared to the 2008 actual budget deficit of YTL17,069. Law No. 5828 was published in the Official Gazette on December 31, 2008 (No. 27097).

As of January 1, 2009, the prefix “new” was removed from the name of the currency of the Republic (New Turkish Lira) and the currency of the Republic will be referred to as Turkish Lira. The New Turkish Lira banknotes and coins together with the Turkish Lira banknotes and coins were in circulation until the end of year 2009.

Several claimants have filed claims against the Republic ranging in the amounts of $750 million to $19 billion before the International Center for the Settlement of Investment Disputes (“ICSID”) or under the United Nations Commission on International Trade Arbitration Rules (“UNCITRAL”) alleging either that (a) they have been harmed because the Savings Deposit Insurance Fund’s (“SDIF”) takeover of banks indirectly impaired their investments in companies affiliated with these banks or their shareholders, without adequate compensation or (b) they have been indirectly harmed because the Republic cancelled certain contracts with companies in which they allege they held investments. The Republic believes that it has meritorious defenses to all of these claims. While the Republic does not believe that such proceedings will in aggregate have a material adverse impact on the Republic, the outcome of these arbitration proceedings is uncertain. Two of the claims against the Republic previously before ICSID and two of the claims before UNCITRAL have been dismissed.

The decision of the Council of Ministers to reduce the withholding tax rate applied to income generated by Turkish residents on the sale and purchase of shares through banks and intermediary institutions from 10% to 0% was published in the Official Gazette on November 13, 2008 (No. 27053). Further, on October 15, 2009, the Constitutional Court announced that it would cancel the implementation of applying a withholding tax to revenue from securities (except shares). The ruling of the Constitutional Court will come into effect nine months after its publication in the Official Gazette. The withholding tax is currently 10% for residents and zero percent for non-residents.

On November 13, 2008, the Assembly approved a new law (Law No. 5811) that facilitates bringing certain assets, including gold, cash and securities, into the country and/or registering such assets. Law No. 5811 also transferred the authority to increase the limit of government guarantee for deposits in the banking system from SDIF to the Council of Ministers for two years. Law No. 5811 was published in the Official Gazette on November 22, 2008 (No. 27062). On June 17, 2009, the Assembly approved another law (Law No. 5917) that lengthens the duration of the application period to bring in the assets that were specified in Law No. 5811 to the country until the end of September 2009. Law No. 5917 was published in the Official Gazette on July 10, 2009 (No. 27284).

On April 13, 2009, Turkey announced its European Union (“EU”) Pre-Accession Economic Program for the 2009-2011 period. According to the program, Turkey’s economy is expected to have growth rates of (3.6)%, 3.3% and 4.5% in 2009, 2010 and 2011, respectively. The Republic’s inflation targeting regime will continue in compliance with the main objective of establishing price stability. The year-end inflation targets for the years 2009, 2010 and 2011 are set as 7.5%, 6.5% and 5.5%, respectively. The program forecasts unemployment rates of 13.5%, 13.9% and 13.9% in 2009, 2010 and 2011, respectively. The program also forecasts current balance deficits of approximately USD 11 billion in 2009, USD 18.6 billion in 2010 and USD 26.4 billion in 2011.

On June 16, 2009, a Council of Ministers decision (No. 14803) regarding the foreign currency lending practices in Turkey was published in the Official Gazette (No. 27260). This new regulation aims to facilitate the foreign currency lending practices of the corporate sector in Turkey by easing restrictions on Turkish companies’ ability to obtain foreign currency loans.

Currently, a new Commercial Code is being discussed in Parliament. Under the proposed Commercial Code, among other things, companies would be required to prepare financial statements in accordance with International Financial Reporting Standards.

On December 20, 2009, a law on checks (Law No. 5941) was published in the Official Gazette (No. 27438). Law No. 5941 applies to both personal and business checks and introduced new provisions relating to checkbooks, the issuance and use of checks, protections for check holders, as well as sanctions for bounced checks and/or failure to comply with other obligations.

On December 25, 2009, the Assembly approved the Central Government Budget Law for 2010 (Law No. 5944). According to Law No. 5944, total central government budget expenditure target is TL287.0 billion and total central government budget revenue target is TL236.8 billion for year 2010. The total central government budget deficit for year 2010 is envisaged to be approximately TL50.2 billion. Law No. 5944 was published in the Official Gazette on December 31, 2009 (No. 27449).

As of December 14, 2009, according to the Ministry of Health, 415 people have died from the H1N1 strain of the swine flu virus in Turkey. The Ministry of Health has been in contact with WHO and other international health organizations since the outbreak of the infection and is taking precautions in accordance with WHO recommendations.

Measures to Combat Current Financial Crisis

The Republic has also taken measures to combat the national and global financial crisis, such as reducing private consumption tax for cable, wireless, and mobile services; increasing short-term employment benefits; giving motor vehicle tax exemption to cars more than 30 years old; and introducing tax incentives to the companies for certain investments in certain regions. These measures were published in the Official Gazette on February 28, 2009 (No. 27155).

A stimulus package including a value added tax cut on certain houses and a private consumption tax cut for home appliances and certain types of automobiles was published in the Official Gazette on March 16, 2009 (Law No, 27171; Council of Minister’s Decision No. 2009/14802). Both tax reductions were initially effective until June 15, 2009, and were then extended until September 30, 2009 (Council of Minister’s Decision No. 2009/15081, published in Official Gazette No. 27260). A Council of Ministers decision (No. 14803) regarding the reduction of Resource Utilization Support Fund levied on consumer credits from 15% to 10% was also published in the same Official Gazette.

A package including value added tax cuts levied on the sale of real estate, electronic, furniture and industrial machines was published in the Official Gazette on March 29, 2009 (No. 27184). The content of this package was extended to include, among others things, automotive components, telephone equipment and certain types of furniture with the Council of Minister’s Decision No. 2009/14881 which was published in the Official Gazette on April 14, 2009 (No. 27200)

On June 4, 2009, the Government announced a new stimulus package that included investment incentives, certain measures to enhance employment and a new credit guarantee fund for small and medium-sized enterprises. On June 18, 2009, Law No. 5909, which enables the Turkish Treasury to transfer up to TL1 billion of resources to the “Credit Guarantee Fund,” was approved by the Assembly. Law No. 5909 and was published in the Official Gazette on June 24, 2009 (No. 27268). The purpose of this law is to ensure that the Credit Guarantee Fund is adequately capitalized. In the Medium Term Program (as defined below), the burden of the various stimulus packages on budget is estimated to be approximately 2.1% of GDP in 2009 and 1.6% of GDP in 2010.

Political Conditions

The following table sets forth the composition of the Assembly by total number of seats as of January 4, 2010. The next general election is expected to be held on July 2011.

Political Party	Number of Seats

Justice and Development Party (AKP)	337
Republican People’s Party (CHP)	97
Nationalist Action Party (MHP)	69
Peace and Democracy Party (BDP)	20
Independents	9
Democratic Socialist Party (DSP)	8
Türkiye Party	1
Vacant	8	[1]
Democrat Party	1

Source: The Grand National Assembly of Turkey

The most recent local elections for municipalities were held on March 29, 2009. The Justice and Development Party (“AKP”) received 38.75% of the votes cast for the seats in city councils of the municipalities and was able to secure the mayoral position in 45 out of 81 cities. The Republican People’s Party (“CHP”) received 23.11% of the votes cast for the seats in city councils and won mayoral positions in 13 cities. The Nationalist Action Party (“MHP”) and the Democratic Society Party (“DTP”) received 16.05% and 5.69% of the votes, respectively.

On December 11, 2009, the Constitutional Court shut down the DTP on charges that it has ties with a terrorist organization and because it became the center of activities aimed at damaging the integrity of the state. The Constitutional Court also banned 37 members of DTP from politics for five years, including two members of parliaments of DTP. The Constitutional Court’s decision was published in the Official Gazette on December 31, 2009 (No. 27449).

On July 25, 2008, the 13th Penal Court of Istanbul agreed to hear a case against 86 people (including two senior retired army officials, one political party leader and a number of journalists and non-governmental organization members) accused of, among other things, inciting an armed insurrection, aiding a terrorist group and plotting to overthrow the government. The first hearing was held on October 20, 2008 and the case is still under review by the 13th Penal Court of Istanbul. As of October 9, 2009, a total of 194 people (including army officers, policemen and journalists) have been investigated in relation to this case.

KEY ECONOMIC INDICATORS

The following table sets forth increases or decreases in GDP (at constant prices) for the periods indicated:

	Q1	Q2	Q3	Q4[2]	Annual

2008	7.2%	2.8%	1.0%	(6.5)%	0.9%
2009	(14.7)%	(7.9)%	(3.3)%

Source: TURKSTAT

•	For the month of December 2009, CPI increased by 0.53% and PPI increased by 0.66%.

•	The Republic’s CPI and PPI in December 2009 increased by 6.53% and increased by 5.93%, respectively, compared to the same month of the previous year. The year-end CPI target for 2009 was 7.5%.

1 Under Law No. 2839 (published in the Official Gazette on June 13, 1983 — No.18076), there are 550 seats in the Assembly. The eight vacant seats were held by five recently deceased members of the Assembly, two members of the Democratic Society Party (DTP) who were banned from politics and President Gül who resigned from his parliamentary seat.
2 The GDP figure for the fourth quarter of 2009 will be announced on March 31, 2010.

•	CBRT announced the 2012 inflation target as 5%. In 2008 the targets for 2010 and 2011 were 6.5% and 5.5% respectively.

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2009

	June	September	December

Uncertainty Band (Upper Limit)	10.80	10.50	9.50
Path Consistent with the Target	8.80	8.50	7.50
Uncertainty Band (Lower Limit)	6.80	6.50	5.50

Source: Central Bank

•	On January 4, 2010, the Central Bank foreign exchange buying rate for U.S. dollars was TL1.4810 per U.S. dollar, compared to an exchange buying rate of TL1.5293 per U.S. dollar on January 2, 2009.

•	On December 9, 2009, the Government offered an interest rate of 9% for the 20-month Government Bond, compared to an interest rate of 18.53% for the 18-month Government Bond on December 17, 2008.

•	The industrial production index decreased by 6.5% in October 2009 compared to October 2008 (year on year).

•	The following table indicates unemployment figures for 2009:

2009	Unemployment rate	Number of unemployed

January	15.5%	3,650,000
February	16.1%	3,802,000
March	15.8%	3,776,000
April	14.9%	3,618,000
May	13.6%	3,382,000
June	13.0%	3,269,000
July	12.8%	3,267,000
August	13.4%	3,429,000
September	13.4%	3,396,000

Source: TURKSTAT

•	On July 7, 2009, it was announced that the wages of public sector workers would increase by 5.5% for the second half of 2009, by 3% retroactively for the first six months of 2009, by 2.5% for the first half of 2010 and another 2.5% for the second half of 2010. The salaries of civil servants will be increased by 2.5% in the first six months of 2010 and another 2.5% in the second half of 2010. On December 29, 2009, it was announced that the minimum wages will be increased by 5.2% in the first six months of 2010 and by another 4.3% in the second half of 2010.

•	According to the Medium Term Program (defined below) that the Government unveiled on September 16, 2009, year end CPI is expected to be 5.9%, 5.3%, 4.9% and 4.8% for 2009, 2010, 2011 and 2012, respectively. The inflation target rates for years 2009, 2010 and 2011 are 7.5%, 6.5% and 5.5% respectively.

In its regular meeting held on December 17, 2009, the Monetary Policy Committee (“MPC”) decided to keep its short-term interest rates (policy rates) unchanged at the Central Bank Interbank Money Market and the Istanbul Stock Exchange Repo-Reverse Repo Market. As of December 18, 2009, the Central Bank overnight borrowing interest rate was 6.50%, and the Central Bank overnight lending interest rate was 9.00%.

Tourism

•	From January to November 2009, the number of foreign visitors visiting the Republic increased by approximately 2.4% to approximately 25,850,971 foreign visitors, as compared to approximately 25,245,301 foreign visitors in the same period of 2008.

Foreign Trade and Balance of Payments

From January to October 2009, the trade balance (according to the balance of payments presentation) posted a deficit of $18.1 billion as compared to a deficit of $49.1 billion in the same period in 2008. Between January and October 2009, total goods imported (c.i.f.3), including gold imports, decreased by 37% to approximately $107.7 billion, as compared to approximately $171.4 billion during the same period of 2008. The decrease in imports was primarily due to the lack of domestic demand. From January to October 2009, the import of capital goods, which are used in the production of physical capital, decreased by approximately 28.7% over the same period in 2008; the import of intermediate goods, such as partly finished goods and raw materials, which are used in the production of other goods, decreased by approximately 40.7% over the same period in 2008 and consumption goods decreased by approximately 18.9% over the same period of 2008. Between January and October 2009, the current account (“CAD”) produced a deficit of approximately $7.9 billion, as compared to a deficit of approximately $38.3 billion in the same period of 2008. Between January and October 2009, total goods exported (f.o.b.4), decreased by 26.7% to approximately $89.6 billion, as compared to approximately $122.3 billion during the same period of 2008.

As of December 25, 2009, total gross international reserves of the Central Bank were approximately $73.4 billion (compared to $73.3 billion as of December 26, 2008), gold reserves were approximately $3.7 billion (compared to $3.3 billion as of December 26, 2008) and the Central Bank gross foreign exchange reserves were approximately $69.6 billion (compared to approximately $70.1 billion as of December 26, 2008).

As of December 28, 2009, the Central Bank held approximately TL1.3 billion in public sector deposits.

Public Finance and Budget

•	From January to November 2009, the central government consolidated budget expenditures were approximately TL239.5 billion and central government consolidated budget revenues were approximately TL193.2 billion, compared to a central government consolidated budget expenditure of approximately YTL202.0 billion and a consolidated budget revenue of YTL193.8 billion during the same period in 2008.

•	From January to November 2009, the central government consolidated budget deficit was approximately TL46.4 billion, compared to a central government consolidated budget deficit of YTL8.3 billion during the same period in 2008.

•	In November 2009, the central government consolidated budget expenditures were approximately TL20.9 billion and central government consolidated budget revenues were approximately TL17.8 billion, compared to a central government consolidated budget expenditure of approximately YTL21.4 billion and a central government consolidated budget revenue of YTL18.0 billion during the same month of 2008.

•	In November 2009, the central government consolidated budget deficit was approximately TL3.1 billion, compared to a central government consolidated budget deficit of YTL3.4 billion during the same month of 2008.

•	In November 2009, the central government consolidated budget primary deficit reached approximately TL1.2 billion, compared to the central government consolidated budget primary surplus of YTL2.1 billion during the same month of 2008.

•	From January to November 2009, the central government consolidated budget primary surplus reached approximately TL5.8 billion, compared to the central government consolidated budget primary surplus of YTL40.5 billion during the same period in 2008.

3 c.i.f. means cost, insurance and freight; when a price is quoted c.i.f., it means that the selling price includes the cost of the goods, the freight or transport costs and also the cost of marine insurance. c.i.f. is an international commerce term.
4 F.o.b. means free on board; when a price is quoted f.o.b., it means that the selling price includes the cost of the goods, but not the freight or transport costs and the cost of marine insurance. F.o.b. is an international commerce term.

On December 10, 2009, the Republic announced its 2010 financing program. According to the 2010 financing program, the Republic expects to repay (including principal and interest) a total of approximately TL200.3 billion of debt in 2010, of which approximately TL182.6 billion constitutes domestic debt and approximately TL17.7 billion constitutes external debt. The total borrowing target for the Republic in 2010 is approximately TL195.3 billion, of which approximately TL181.6 billion would consist of domestic borrowing and approximately TL13.7 billion would consist of external borrowing. Other sources of funds in 2010 are expected to consist of, privatization revenues and revenues from the SDIF (which are targeted to yield TL8.7 billion and TL0.6 billion respectively).

On June 25, 2009, the Assembly approved a new law (Law No. 5917) that enables, among other things, the Treasury to borrow up to five times the net borrowing limit for the year 2009. Law No. 5917 was published in the Official Gazette on July 10, 2009 (No. 27284).

On September 16, 2009, the Government announced a medium term program that covers the period between 2010 and 2012 (the “Medium Term Program”). Under this framework, targets for medium term macroeconomic indicators (such as GDP growth rates, unemployment rates, current account deficit to GDP, and central government budget deficit to GDP, etc.) were announced. With this program the Government announced that GDP is expected to contract 6% in 2009 and it is expected to grow 3.5% in 2010, 4.0% in 2011 and 5% in 2012. The primary surplus to GDP ratio is expected to gradually increase to 1.0% by 2012. Also, the central government budget deficit to GDP ratio is expected to be 6.6% in 2009, 4.9% in 2010, 4.0% in 2011 and 3.2% in 2012 and the unemployment rate is expected to decline from 14.8% in 2009 to 13.3% in 2012.

Privatization

The Government’s plans for privatization include, among others, the remaining shares of Turk Telekom A.S. (“Turk Telekom”), Turk Hava Yollari A.O. (“Turkish Airlines”), Cyprus Turkish Tobacco Processing Industry Ltd., sugar factories, electricity generators/distributors, Baskent Dogalgaz, bridges and ports, toll roads, Halkbank, Ziraat Bank and the national lottery.

On April 30, 2008, the Government announced the last bidding date for the privatization of two electricity distribution companies, namely Meram Elektrik Dagitim A.S. and Aras Elektrik Dagitim A.S., as July 15, 2008 and then postponed the date to September 15, 2008. The final negotiations for the Meram and Aras Elektrik Dagitim A.S. were held on September 25, 2008, and it was announced that Alsim-Alarko submitted the highest bid for Meram Elektrik Dagitim A.S. of $440 million and Kiler submitted the highest bid for Aras Elektrik Dagitim A.S. of $128.5 million. The last bidding date for the privatization of Coruh Elektrik Dagitim A.S., Osmangazi Elektrik Dagitim A.S. and Yesilirmak Elektrik Dagitim A.S. through block sale of 100% of the shares was announced as October 20, 2009. On April 28, 2009, it was announced that Council of State suspended the sale of Aras Elektrik Dagitim A.S. The privatization process of the remaining 12 electricity distribution companies is still pending. On October 30, 2009, it was announced that the shares of Meram Elektrik Dagitim A.S. were transferred to ALCEN Enerji Dagitim ve Perakende Satis Hizmetleri A.S. The tenders for the privatization of Coruh Elektrik Dagitim A.S., Osmangazi Elektrik Dagitim A.S. and Yesilirmak Elektrik Dagitim A.S. were held on November 6, 2009. It was announced that Calik Enerji submitted the highest bid of $441.5 million for Yesilirmak Elektrik Dagitim A.S.; Eti Gumus submitted the highest bid of $485 million for Osmangazi Elektrik Dagitim A.S.; and Aksa Elektrik submitted the highest bid of $227 million for Coruh Elektrik Dagitim A.S. On November 10, 2009, the Privatization Administration announced the last bidding date for the privatization of four electricity distribution companies, namely Çamlıbel Elektrik Dagitim A.S., Fırat Elektrik Dagitim A.S., Uludağ Elektrik Dagitim A.S. and Vangölü Elektrik Dagitim A.S., would be of February 12, 2010.

On October 9, 2007, the PHC’s decision on the privatization of Türkseker A.S. (Turkish Sugar Factories) and the privatization of SUMERHALI (a carpet firm) was published in the Official Gazette (No. 26668). According to the PHC’s decision, Turkseker A.S. will be privatized through a sale of assets. The PHC also decided that SUMERHALI will be privatized through a sale of its assets.

On July 3, 2007, the PHC approved the transfer of operational rights of the Izmir Port (for a consideration of $1.275 billion) to The Global-Hutchison-EIB joint venture and the related decision was published in the Official Gazette dated July 4, 2007 (No. 26572). However, on February 28, 2008, it was announced that the Council of State suspended the sale of Izmir Port. On October 13, 2008, it was announced that the Council of State rejected the bid by a trade union to cancel the privatization of Izmir Port. The Privatization Administration is waiting for Global-Hutchison-EIB to pay the tender amounts before it can transfer the operational rights of these ports.

On July 16, 2008, the Privatization Administration announced the tender for selecting the advisor to the privatization of the power stations of Elektrik Uretim A.S. (“EUAS”) On September 25, 2009, the Privatization Administration announced that the consortium of Citigroup, Oyak Investment, Master Danismanlik and Socoin was selected as the advisor for the privatization of EUAS. On December 1, 2009, the Privatization Administration announced the last bidding date for the privatization of 52 EUAS electricity generation power plants as February 19, 2010. It was announced that these 52 power plants, which are divided into 19 groups for bidding purposes, will be privatized through the transfer of operating rights.

On August 19, 2008, it was announced that the Council of State had suspended the privatization of nine toll roads and two Bosphorus bridges, claiming that the existing legal framework does not allow for privatizations of these assets. On December 30, 2008, it was announced that the deadline for the completion of the privatization of nine toll roads and two Bosphorus bridges had been extended to December 31, 2010.

On July 13, 2009, the Privatization Administration announced the last bidding date for the privatization of two salterns of Tobacco, Tobacco Products, Salt and Alcohol Enterprises Inc. (“TTA”), namely Çamaltı Tuzlası and Ayvalık Tuzlası, as December 4, 2009. On December 17, 2009, it was announced that Binbirgıda Tarım Ürünleri Sanayi ve Ticaret A.Ş. submitted the highest bids of TL9 million for Ayvalık Tuzlası and TL115 million for Çamaltı Tuzlası. On October 28, 2009, the Privatization Administration announced the last bidding date for the privatization of real estate properties of TTA, as December 25, 2009. On October 22, 2009, the Privatization Administration announced the last bidding date for the privatization of TTA shares in JTI Central Asia LLP Company, as February 5, 2010.

On December 8, 2009, the Privatization Administration announced that the AK-CAN Seker Sanayii submitted the highest bid of $606 million for the six sugar factories under Portfolio-C and their real estate properties, namely Yozgat Seker Fabrikasi A.S., Kastamonu Seker Fabrikasi A.S., Kirsehir Seker Fabrikasi A.S., Carsamba Seker Fabrikasi A.S., Corum Seker Fabrikasi A.S. and Turhal Seker Fabrikasi A.S. On October 5, 2009, the Privatization Administration announced the last bidding date for the privatization of four sugar factories (Portfolio-B), namely Malatya Seker Fabrikasi A.S., Elazig Seker Fabrikasi A.S., Erzincan Seker Fabrikasi A.S. and Elbistan Seker Fabrikasi A.S., as January 21, 2010.

On December 9, 2009, the Privatization Administration announced the last bidding date for the privatization of Türk Mühendislik Müşavirlik ve Müteahhitlik A.Ş (TÜMAŞ) and Türk Arap Gübre A.Ş. as February 11, 2010.

On December 28 2009, the Privatization Administration announced the last bidding date for the privatization of Doğusan Boru Sanayi ve Ticaret A.Ş. as March 25, 2010.

Banking System

As of January 4, 2010, there have not been any bank takeovers due to the ongoing global financial crisis. The most recent takeover occurred on July 3, 2003 and involved Imarbank. As of January 4, 2010, the SDIF had taken over 22 private banks since 1997.

Turkey has a relatively strong, well capitalized and profitable banking system. The banking system in Turkey has a capital adequacy ratio5 of 20.36% and has a relatively low non-performing loan (“NPL”) ratio6 of 5.41% as of October 2009. The capital adequacy ratio was approximately 18.0% and the NPL ratio was approximately 3.68% as of December 2008.

The SDIF is continuing its efforts to recover claims and sell off assets inherited from banks taken over by the SDIF. As of May 14, 2008, the SDIF had already signed protocols with 17 former owners of failed banks regarding the settlement of their debts to the SDIF. The SDIF has begun selling non-related party loans of failed banks through

5 Regulatory capital/Total risk weighted items
6 Gross non-performing loans/Total cash loans

loan auctions and is also taking steps to dispose of its holdings of shares in companies and other assets taken over by the SDIF.

On February 6, 2008, SDIF signed a supplementary protocol with Toprak Group. Under this protocol, SDIF discounted some of Toprak Group’s debt as Toprak Group made early repayment of $363 million to SDIF. On July 25, 2008, it was announced that Toprak Group had not fulfilled the requirements of the additional protocol signed on February 6, 2008 and that the process for the seizing of an additional 12 companies of Toprak Group had begun. On August 8, 2009, it was announced that management control of the 22 companies under Toprak Group was transferred to SDIF.

On January 25, 2008, SDIF signed a protocol with Deniz A.S., the legal representative of EGS Group. Debt of EGS Bank A.S. is envisioned to be liquidated in 12 years. Under this protocol, the company’s assets will be sold after the market value of these assets has increased and/or the collection of revenues has increased as much as possible until sale of the company.

On September 23, 2008, it was announced that SDIF and Çukurova Group is continuing discussion regarding the repayment of debts of Interbank to SDIF. According to the announcement, a broad agreement was reached and a total of $400 million is expected to be repaid by the Çukurova Group. On May 18, 2009, it was announced that SDIF and Çukurova Group reached a final agreement regarding the repayment of debts of Interbank (a total of $398 million) in installments to SDIF.

On March 10, 2009 the SDIF announced that it was taking over 50 percent of the Caglar Group’s Bis Enerji company, a joint-stock company which produces electricity.

On July 18, 2009, it was announced that SDIF had taken over 70 companies of Hayyam Garipoglu, the former controlling partner of the Sumerbank, in response to the breach of the protocol between SDIF and Garipoglu group that was signed on August 12, 2004 (and modified on January 7, 2009). On August 5, 2009, it was announced that the SDIF announced the tender for the sale of Burgaz Alkollü Icecekler Ticari ve Iktisadi Butunlugu (“Burgaz”), a company formerly owned by the Garipoglu Group. On August 20, 2009, the Board of the SDIF approved the sale of Burgaz at a price of $86 million to Mey Icki Sanayi ve Ticaret A.S. On November 18, 2009 it was announced that the transfer of Burgaz to Mey Icki San. Tic. A.S. was suspended by the Competition Authority.

Debt

The Central Government’s total domestic debt stock was approximately TL329.2 billion as of November 2009, compared to approximately TL273.8 billion as of November 2008.

In November 2009, the average maturity of Turkey’s domestic borrowing was 35.5 months, compared to 33.9 months in November 2008. The average annual interest rate on domestic borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 8.5% in November 2009, compared to 21.4% in November 2008.

The total gross outstanding external debt of the Republic was approximately $273.5 billion (at then-current exchange rates) at the end of the third quarter of 2009. The total gross outstanding external debt of the Republic was approximately $278.3 billion (at then-current exchange rates) at the end of 2008.

Since January 1, 2009, the Republic has issued the following external debt:

•	$1 billion of global notes on January 14, 2009, which mature on July 14, 2017 and have a 7.5% annual interest rate.

•	$1.5 billion of global notes on May 7, 2009, which mature on November 7, 2019 and have a 7.5% annual interest rate.

•	$1.25 billion of global notes on July 31, 2009, which mature on July 14, 2017 and have a 7.5% annual interest rate.

International Relations

As a result of the continuing violence and civil unrest in Iraq, neighboring countries, including the Republic, have experienced and may continue to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures. The Republic continues to be affected by the consequences of conflicts in nearby countries, including Iraq, Georgia, Israel and Palestine, and has been the victim of various isolated terrorist attacks. On October 6, 2009, Turkish parliament extended for one year the mandate that gives authorization to the Turkish Army for possible cross-border military operations in northern Iraq.

Regarding the EU accession process, on March 29, 2007, negotiations on the “Enterprise and Industrial Policy” chapter (Chapter 20) were opened. This is the second chapter to be negotiated since the official opening of membership talks in October 2005. The conclusion of the chapter is subject to two benchmarks. Chapter 20 will not be provisionally closed unless the Republic meets its obligation to implement the customs union protocol and provides the EU Commission with a revised comprehensive industrial policy strategy aimed at strengthening the Republic’s industrial competitiveness. Moreover, Position Papers on the “Education and Culture” (Chapter 26), “Economic and Monetary Policy” (Chapter 17), “Statistics” (Chapter 18) and “Financial Control” (Chapter 32) chapters were submitted by the Republic and the position of the EU regarding the “Education and Culture” and “Economic and Monetary Policy” chapters have not yet been announced. On June 26, 2007, negotiations on the “Statistics” (Chapter 18) and “Financial Control” (Chapter 32) chapters were opened. The conclusion of negotiations of these chapters is conditional on satisfying two and five benchmarks respectively. On December 19, 2007, negotiations on the “Consumer and Health Protection” (Chapter 28) and “Trans-European Networks” (Chapter 21) chapters were opened. The conclusion of these chapters is conditional on satisfying one and five benchmarks respectively. On June 17, 2008, negotiations on the “Company Law” (Chapter 6) and “Intellectual Property Law” (Chapter 7) chapters were opened (both with closing benchmarks). On December 19, 2008, negotiations on the “Free Movement of Capital” (Chapter 4) and “Information Society and Media” (Chapter 10) were opened. On June 30, 2009, negotiations on the “Taxation” (Chapter 16) were opened and on December 21, 2009, negotiations on the “Environment” (Chapter 27) were opened. In total, the Republic has twelve chapters that have been opened for negotiation since the official opening of membership talks in October 2005, one of which (“Science and Research” Chapter (No. 25)) has been provisionally closed.

On October 14, 2009, the European Commission released the 2009 Progress Report on the Republic’s course of accession into the EU. Among its conclusions, the Progress report notes that Turkey continues to sufficiently fulfill the political criteria, and has made further progress during the last year, notably as regards the reform of the judiciary, civil-military relations, and cultural rights. The Progress Report points out that the Republic has given higher priority to preparations for EU accession, through the appointment of a full-time Chief Negotiator and the approval of the National Programme for the Adoption of the acquisition. However, significant efforts are still required in areas related to the political criteria, including freedom of expression and of the press, freedom of religion, fight against torture and ill-treatment. The Progress Report notes that Turkish economy, including the financial sector, has shown resilience despite the difficult international economic environment. However, the increase in public spending to address the economic crisis may bring negative consequences on macroeconomic stability. Turkey’s overall level of alignment is advanced in areas such as free movement of goods, intellectual property rights, enterprise and industrial policy, anti-trust policy, consumer and health protection, science and research, energy. However, alignment needs to be pursued in certain other areas such as agriculture, fisheries, veterinary and phytosanitary policies, state aid, justice and home affairs, social policies. The Progress Report notes that negotiations in eight chapters relevant to the Republic’s restrictions regarding the Greek Cypriot Administration will not be opened and no chapter will be provisionally closed (after December 2006) until the EU determines that the Republic has fully implemented the Additional Protocol and the Association Agreement, which relate to access to Turkish ports for Greek Cypriot planes and vessels.

On January 6, 2009, Russia halted the supply of natural gas to Ukraine after the two countries failed to resolve a contract dispute relating to payment terms for gas. Russian gas supplies to Turkey from a western pipeline passing through Ukraine have also been halted. As a result, the Republic has increased the supplies of Russian gas delivered via the Blue-Stream pipeline, which passes under the Black Sea, and will begin discussion with Iran on increasing supplies from that country. On January 21, 2009, it was announced that Russia would resume the supply of natural gas to Turkey (via Ukraine).

On July 13, 2009, Turkey, Bulgaria, Romania, Hungary and Austria signed a transit agreement in Ankara for the Nabucco gas pipeline, which aims to supply Europe with gas from the Caspian region and the Middle East. The consortium confirmed on October 1, 2009 that the first gas, most likely from Iraq, will flow through the Nabucco pipeline in the fourth quarter of 2014. Additional supply is expected to be from Azerbaijan in 2015 or 2016.

On July 25, 2008, Turkish Cypriot leader Mehmet Ali Talat and the Greek Cypriot leader Demetris Christofias announced that they would launch comprehensive reunification talks on September 3, 2008. The sides have come together in regular meetings since then, with no concrete solution being reached yet. On April 19, 2009, general elections were held in the Turkish Republic of Northern Cyprus. According to the final results, National Unity Party (UBP) won the absolute majority in the parliament with 44% of the vote and 26 seats in the 50-seat parliament, while Republican Turkish Party (CTP) lost its dominant role with 29% of the vote and 15 seats.

United States President Barack Obama visited Turkey from April 5, 2009 to April 7, 2009 and Prime Minister Recep Tayyip Erdogan visited the United States on December 7, 2009.

Positive steps have been taken by the governments of Turkey and Armenia to improve relations between these two countries. Upon the invitation of the Armenian President Serj Sarkisyan, Turkish President Abdullah Gül visited Armenia in September 2008, becoming the first Turkish leader to visit Armenia. On August 31, 2009, it was announced that Turkey and Armenia had agreed to start their internal political discussion on two protocols — the Protocol on the Establishment of Diplomatic Relations and the Protocol on the Development of Bilateral Relations — that were initiated in the course of their efforts through Swiss mediation. The protocols provide for a framework for the normalization of the bilateral relations within a reasonable timeframe between Turkey and Armenia. In this context, Armenia and Turkey signed agreements on October 10, 2009, in Zurich, to establish diplomatic ties and normalize relations. The agreements will be submitted to the respective Parliaments for ratification by each side.